

February 22, 2013

Via E-Mail
David Lucatz
President and Chief Executive Officer
Lapis Technologies, Inc.
70 Kinderkamack Road
Emerson, New Jersey 07630

> **Re:** **Lapis Technologies, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 8, 2013**
> **File No. 333-185470**

Dear Mr. Lucatz:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

1. We note your response to our prior comment number 3. Please revise further to clarify whether you manufacture and own the intellectual property related to all of your products. Your disclosure throughout suggests that you do not seek patent protection and may also license in some of your intellectual property. Please describe whether you believe that your products represent proprietary technology.

2. Please revise further your discussion on the second paragraph under "Our Business" to discuss the factors affecting your decision regarding whether to exercise your option to purchase additional Micronet ordinary shares and to disclose whether any third parties continue to hold similar options.

<u>Risk Factors, page 9</u>

<u>Mircronet may cease to be eligible for, or receive reduced, tax benefits under Israeli law, page 11</u>

3.   We note your response to our prior comment number 11. Please revise further so that investors can understand what factors are considered in determining whether you are an "industrial company."

<u>Special Note Regarding Forward-Looking Statements, page 17</u>

4.   We note your response to our prior comment number 12. Please revise to remove the final sentence on page 17.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mary Beth Breslin at (202) 551-3625 or me at (202) 551-3528 with any questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): Kenneth M. Silverman, Esq. – Olshan Frome Wolosky LLP